SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

24 July, 2012

BP TO BEGIN NEGOTIATIONS WITH ROSNEFT FOR TNK-BP PURCHASE

BP today confirmed it would begin negotiations with Rosneft for the potential purchase of BP's shareholding in TNK-BP.

BP also confirmed that while conducting parallel discussions with Rosneft and any other interested parties, it will negotiate in good faith with Alfa Access-Renova in accordance with its legal obligations.

BP welcomed today's announcement by Rosneft of its interest in commencing negotiations. BP and Rosneft confirmed they have signed a non-disclosure agreement.

On July 19th BP began a 90-day period of good faith negotiations with Alfa Access-Renova regarding the potential sale of BP's shareholding in TNK-BP as required by the TNK-BP shareholder agreement.

This followed notification by Alfa Access-Renova of its intention to exercise its right to enter a period of negotiation to purchase part or all of BP's 50 per cent share in TNK-BP.

There can be no guarantee that any transaction will take place.

Further announcements will be made when and if appropriate.

Notes to editors:

•           TNK-BP is a leading Russian oil company, owned equally by BP and Alfa Access-Renova. The company was formed in 2003 as the result of the merger of BP's Russian oil and gas assets and the oil and gas assets of Alfa Access-Renova.
•           TNK-BP is vertically integrated with a diversified upstream and downstream portfolio in  Russia and Ukraine and international interests in Brazil, Venezuela and Vietnam.

Further information:

BP press office London: +44 (0)20 7496 4076,
bppress@bp.com

- ENDS -

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 July 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary